[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Kim McManus
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. McManus:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify AI Powered Equity ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter.

Response to Comment 1

The Registrant acknowledges the Staff’s comment to respond in writing and file the responses as correspondence. The Registrants confirms it will provide revised disclosure in its responses, as applicable.

Comment 2 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify AI Powered Equity ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the AI Powered Equity Index (the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“Four business days before the last business day of each month, the Index Provider uses an AI forecast to rank a subset of companies in the Index Universe to create a portfolio with the highest forecasted return (based on each company’s expected price change over a one-month horizon, relative to its current price).”

Please disclose the number or range of index components. Further, please explain how the Index Provider identifies the subset of companies included in the ranking.

Response to Comment 3

In accordance with the Staff’s comment, the following disclosure has been added to the prospectus:

The Index, based upon the EquBot model, ranks each company based on the probability of the company benefiting from current economic conditions, trends, and world events and identifies approximately 30 to 200 companies with the greatest potential over the next twelve months for appreciation, targeting a maximum risk adjusted return versus the broader U.S. equity market. The Index assigns weights for each company based on its potential for appreciation and correlation to the other companies in the Fund’s portfolio. As of ___, 2024, the Index included securities of [ ] companies.

Comment 4 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“(ii) the weight of any one industry cannot exceed 25%,”

Please revise to clarify whether the 25% limit specifically includes a 25% limit on SPACs or REITs.

Response to Comment 4

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“(ii) the weight of any one industry (including SPACs or REITs) cannot exceed 25%,”

Comment 5 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 5

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 6 – Principal Risks

The Staff notes “ETF Risks” set forth in the section entitled “Principal Risks.” Please supplementally confirm if the Fund invests in instruments traded outside of a collateralized settlement system.

Response to Comment 6

The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

Comment 7 – Purchase and Sale of Shares

Please supplementally inform the Staff whether “Creation Units” are purchased primarily with cash or are redeemed primarily with cash.

Response to Comment 7

The Fund confirms that Creation Units are expected to be purchased in-kind.

Comment 8 – Additional Information about the Fund’s Strategies and Risks

The Staff notes the following statement set forth in the section entitled “Additional Information About the Fund’s Strategies and Risks”:

The Fund uses an “indexing” investment approach, and seeks to provide investment results that, before fees and expenses, corresponds generally to the price and yield performance of the Index.

The Staff notes that the investment strategy appears to be representative sampling. Please revise to clarify.

Response to Comment 8

The Fund notes that it is a passively managed fund that seeks to provide investment results that correlate to the Index. For the sake of clarity, the disclosure in the “Additional Information About the Fund’s Strategies and Risks” has been revised across all of the shell registration statements, including this Registration Statement, as follows:

“The Fund is a series of the Trust, an investment company and a passively managed ETF. The Fund uses an “indexing” investment approach to attempt to replicate, before fees and expenses, the performance of the Index. The investment objective of the Fund is to provide investment results that correlate generally to the price and yield (before the Fund’s fees and expenses) of the Index. In seeking to achieve this objective, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of companies that comprise the Index. The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.

The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index. Under various circumstances, it may not be possible or practicable to purchase all of the securities comprising the Index. In those circumstances, the Fund may purchase a representative sample of securities in the Index.

A method to evaluate the relationship between the returns of the Fund and its Index is to assess the “tracking error” between the two. Tracking error means the variation between the Fund’s annual return and the return of the Index, expressed in terms of standard deviation. The Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Index’s returns. There is no guarantee that the tracking error will not exceed 5%.

The Fund’s investment objective, its investment strategy and each of the policies described herein are non-fundamental policies that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”) under “Investment Objective and Policies.” The Fund may liquidate and terminate at any time without shareholder approval.”

Comment 9 – Additional Information about the Fund’s Strategies and Risks

Please confirm whether the Fund is passively managed. The Staff notes the section entitled “Additional Information About the Fund’s Strategies and Risks” contains disclosure that suggests more active management with regard to sampling. Please revise the disclosure to clarify.

Response to Comment 9

The Registrant confirms that the Fund is passively managed. Please refer to the Fund’s response to Comment No. 8 for the revised disclosure.

Comment 10 – Principal Investment Strategies

Please specify what securities are included in the 20% bucket. If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 10

The Fund points the Staff to the first paragraph under “Additional Information about the Fund’s Strategies and Risks,” which includes the following disclosure: “The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.” The Fund supplementally confirms that it does not intend use the 20% bucket to invest in derivatives.

Comment 11 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund will invest at least 80% of its total assets, exclusive of collateral held from securities lending, in the component securities of the Index (the “80% Policy”).”

Please confirm that “total assets” is equivalent to net assets plus borrowings for investment purposes under Rule 35d-1.

Response to Comment 11

The Fund confirms “total assets” is equivalent to net assets plus borrowings for investment purposes. However, the Fund has revised the disclosure to state net assets plus borrowings for investment purposes. Please refer to the Fund’s response to Comment no. 8 for the revised disclosure.

Comment 12 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

Concentration Policy. The Fund will not concentrate (i.e., invests more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except that the Fund will concentrate its assets in the metals and mining industry. As of the date of this prospectus, the Fund had significant exposure to the materials sector.

Please confirm this disclosure is accurate.

Response to Comment 12

In accordance with the Staff’s comment, the above-referenced disclosure has been deleted in its entirety and replaced with the as following:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index is concentrated in the [______] industries.”

Comment 13– Non-Principal Investment Strategies

The Staff notes that “Securities Lending” appears as a Principal Risk and also appears under the “Non-Principal Investment Strategies” section. Please remove from the “Non-Principal Investment Strategies” section. Further, please revise the “Securities Lending Risk” to include any necessary disclosure from “Securities Lending” under the “Non-Principal Investment Strategies” section.

Response to Comment 13

Given the strategy of the Fund, the Fund does not believe that “Securities Lending” is a principal risk. Therefore, the disclosure has been revised to remove the “Securities Lending Risk” from the Principal Risks section in Item 4 and in Item 9. The disclosure under “Securities Lending” in the “Non-Principal Investment Strategies” section will remain.

In addition, the following risk factor has been added to the “Additional Risks of Investing in the Fund” section:

Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money if the borrower of the loaned securities delays returning in a timely manner or fails to return the loaned securities. Securities lending involves the risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities. In addition, the Fund bears the risk of loss in connection with its investment of the cash collateral it receives from a borrower. To the extent that the value or return of the Fund’s investment of the cash collateral declines below the amount owed to the borrower, the Fund may incur losses that exceed the amount it earned on lending the security.

Comment 14 – Additional Risks of Investing in the Fund

The Staff notes that “Models and Data Risk” appears under the section entitled “Additional Risks of Investing in the Fund.” Please clarify whether the Models and Data Risk is intended to cover “Index Provider Risk”. If so, please revise accordingly.

Response to Comment 14

The disclosure has been revised to replace the “Models and Data Risk” with the “Index Provider Risk”. Please see the below risk factor.

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors.

Comment 15– Additional Risks of Investing in the Fund

The Staff notes that “Security Issuer Risk” appears under the section entitled “Additional Risks of Investing in the Fund.” Please supplementally explain to the Staff why “Security Issuer Risk” is not a principal risk to the Fund.

Response to Comment 15

The disclosure has been revised to include “Security Issuer Risk” under the Principal Risk section.

Comment 16 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 16

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 17 – Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 17

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 18– Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 18

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren